Letter of Agreement

December 14, 2021

Malibu Homes, Inc
2575 Eastern Blvd Ste 105
York, PA 17402

Robert Choiniere, CFO
Ameri Metro, Inc
2575 Eastern Blvd Ste 101
York, PA 17402

Dear Mr. Choiniere:

This letter (the "Agreement") summarizes my understanding of the agreement that we reached on December 14, 2021, following our meeting and negotiations on December 13, 2021. If this Agreement is acceptable to you, please sign below in the space designated for your signature.

As I understand it, we have agreed as follows:

1. Agreement
Here is my understanding of the background and of our agreement:

On October 29th, 2021, Jewel's Real Estate 1086 MASTER LLLP Pennsylvania partnership established in 1997, and Ameri Metro, Infrastructure Cryptocurrency Inc., a Delaware company (together, "Seller") established in 2021, and Ameri Metro, Inc., a Delaware company ("Buyer") established in 2011, entered into a Real Property's Purchase of Development Rights and Sale Agreement (the "Agreement"). Pursuant to the Agreement, Seller provided Buyer all rights to develop and acquire easements and other rights that relate to certain real property consisting of 4,443 single-family building lots, two golf courses, 30 acres of commercial mixed-use land, 20 acres for development of public schools, 20 acres for construction of civic buildings, and land for construction of sewer treatment facilities, located in California (the "Property").

Further to this, an Assignment Agreement was made the 29th of October 2021 by and between Ameri Metro, Inc. and Malibu Homes, Inc. This Assignment Agreement was terminated and is replaced by this December 14, 2021 Letter of Agreement. Ameri Metro, Inc. and Malibu Homes, Inc. are related entities. Ameri Metro, Inc. owns a 25% non-controlling interest in Malibu Homes, Inc. including a right to receive 25% of the income and losses from Malibu Homes, Inc. operations. Malibu Homes, Inc. will provide residential home building services.

Per this Letter of Agreement, Ameri Metro, Inc. sells all its rights, title and interest, together with all its obligations and duties under the Agreement to Malibu Homes, Inc. for the sum of Seven-Hundred Twenty-Two Million, Seven-Hundred Thirty-Eight Thousand Dollars ($722,738,000.00), to be paid in the form of consumptive use Tokens @ $180,000 price per token, and the tokens are used as defined in W.S.34-29 106(g)(ii), not as a financial investment as defined in W.S34-29-106(g)(V). The tokens are called Ameri Coin, developed by Ameri Metro Infrastructure Cryptocurrency, Inc.

2. Term
The term of this Agreement ("Term") will commence as of December 14, 2021, and will continue in effect until December 20, 2021, at which point it shall terminate, unless the Term is extended or terminated earlier in a written document signed by both of us in the manner described in Paragraph 5 of this Agreement or as otherwise provided for in this Agreement.

3. Force Majeure
If performance of this Agreement or any obligation under this Agreement is prevented, restricted, or interfered with by causes beyond either party's reasonable control ("Force Majeure"), and if the party unable to carry out its obligations gives the other party prompt written notice of such event, then the obligations of the party invoking this provision shall be suspended to the extent necessary by such event. The term Force Majeure shall include, without limitation, acts of God, plague, epidemic, pandemic, outbreaks of infectious disease or any other public health crisis, including quarantine or other employee restrictions, fire, explosion, vandalism, storm or other similar occurrence, orders or acts of military or civil authority, or by national emergencies, insurrections, riots, or wars, or strikes, lock-outs, work stoppages or other labor disputes, or supplier failures. The excused party shall use reasonable efforts under the circumstances to avoid or remove such causes of non-performance and shall proceed to perform with reasonable dispatch whenever such causes are removed or ceased. An act or omission shall be deemed within the reasonable control of a party if committed, omitted, or caused by such party, or its employees, officers, agents, or affiliates.

4. Notice
Any notices to be given under this Agreement by either of us may be effected either by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested to the addresses set forth in this Agreement unless one of us notifies the other, in writing, of a change of address.

5. No Other Agreement
This Letter of Agreement contains the entire agreement between us. No part of this Letter of Agreement may be changed, modified, amended or supplemented except in a written document, signed by both of us which specifically states that the document is being signed for the purposes of modifying this Agreement. Each of us acknowledges and agrees that the other has not made any representations, warranties or agreement of any kind, except as is expressly described in this Agreement.

6. Governing Law

This Agreement shall be interpreted in accordance with the laws of Delaware. In interpreting this contract, we each hereby acknowledge that we have mutually agreed to the terms of this Agreement and thus waive the protections of any law or statute which provides that in the case of uncertainty not removed by the laws relating to the interpretation of the contracts, the language of a contact should be interpreted against the drafter of the contact. Further, we agree that in the event that any one or more of the provisions of this Agreement shall be found to be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be in any way affected or impaired.

7. Attorney's Fees

We agree that if any action is commenced to enforce any claim, demand, debt, action, cause of action, liability, cost, right, duty or obligation provided herein, or if any action is commenced to enforce any of the provisions of this Agreement, the prevailing party in such an action shall be entitled, in addition to any other remedies, to an award of out-of-pocket attorney's fees, including all actual costs incurred by the prevailing party.

8. Remedy of the Parties

Except as otherwise specifically provided for in this Agreement, in the event one of us is in default or in breach of any of the material provisions of this Agreement and fails to cure the default or breach within ten (10) days after written notice of such default or breach by the other, the non-breaching party shall have the right to terminate this Agreement.

9. Assignment

This Agreement shall only be assignable or transferable by one of us upon the written approval from the other.

10. Relationship of the Parties

It is understood and agreed that this Agreement does not create a partnership, joint venture or employment relationship of any kind between us; that each of us is acting as independent contractors with respect to each other; and that none of the employees of either of us will be deemed to be employees of the other for any purpose.

11. Termination

Either of us shall have the right, forthwith and without further notice, to terminate this Agreement by written notice to the other, upon the occurrence of any of the following events:

(a) A breach or default of a provision of this Agreement which is not cured within the period set forth in Paragraph 8 of this Agreement;

(b) A Force Majeure Event that continues for a period of thirty (30) days; or

(c) The death or incapacity of either of us during the Term.

In the event of a termination, any moneys due on the date of termination shall be immediately due and payable.

12. Headings
Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

If the above correctly expresses your understanding of the terms reached during our negotiations, please sign and date a copy of this Agreement and return the signed and dated Agreement to me.

By: _____   Date: December 14, 2021
MALIBU HOMES, INC

By: _Robert Choiniere_____   Date: December 14, 2021
Robert Choiniere, CFO
AMERI METRO, INC